

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Mr. Timothy Clackson
President and Chief Executive Officer
Theseus Pharmaceuticals, Inc.
314 Main Street
Cambridge, Massachusetts 02142

> **Re: Theseus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2022**
> **File No. 333-268125**

Dear Mr. Timothy Clackson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Puopolo, Esq.